Exhibit 1.01

Conflict Minerals Report for Zoetis Inc.
For the Year Ended December 31, 2025
Introduction
This Conflict Minerals Report (the “Report”) has been prepared by Zoetis Inc. (“Zoetis,” the “Company,” “we,” “us,” or “our”) as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”), for the reporting period from January 1 to December 31, 2025. The date of filing of this Conflict Minerals Report is May 28, 2026.
As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Overview
Zoetis Inc. is a global leader in the animal health industry, focused on the discovery, development, manufacture and commercialization of medicines, vaccines, diagnostic products and services, biodevices, genetic tests and precision animal health. With a legacy of nearly 75 years, we continue to pioneer ways to predict, prevent, detect, and treat animal illness, supporting those raising and caring for animals worldwide - from veterinarians and pet owners to livestock producers. We have a diversified business, commercializing products across eight core species: dogs, cats and horses (collectively, companion animals) and cattle, swine, poultry, fish and sheep (collectively, livestock); and within seven major product categories: parasiticides, vaccines, dermatology, anti-infectives, pain and sedation, other pharmaceutical and animal health diagnostics.
Zoetis has an extensive global supply chain, with multiple layers of supply manufacturers between the Company’s direct suppliers and any smelters or refiners ("SORs"). Accordingly, we rely on our direct suppliers to provide us with accurate upstream information about the origin of any 3TG in the materials, components, parts and subassemblies we purchase for our products.
Zoetis supports the humanitarian goal of ending violent conflict in the Democratic Republic of the Congo (“DRC”) and its adjoining countries (collectively, the “Covered Countries”). We are committed to working with our suppliers to ensure compliance with the Conflict Minerals Rule and the responsible sourcing of 3TG through the compliance procedures described herein.
Product Scoping
For 2025, we conducted an analysis of our product lines to determine whether any 3TG are necessary to any Zoetis product’s functionality or production. After completing our analysis, we determined that necessary 3TG are found in components within the reactors to manufacture the active pharmaceutical ingredient for certain of our dermatology, parasiticide and pain products; cancer therapies; ear tags; poultry vaccinators; and certain components in our diagnostic products, and necessary 3TG remains present in the products.
Following our analysis and initial determination, we performed a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule and exercised due diligence on the 3TG that were in the supply chain of our products manufactured during 2025.
Reasonable Country of Origin Inquiry and Due Diligence Process
Our outreach included 165 suppliers; 135 suppliers were determined to be out-of-scope and provided declarations confirming all products, components, and materials supplied to Zoetis did not contain 3TG; 30 suppliers were in-scope that we identified as having provided us with components, parts or subassemblies that contain 3TG. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, particularly Steps 1 and 2 of the OECD Due Diligence Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.
Following our RCOI, we exercised due diligence on the source of the 3TG in our relevant products. Zoetis designed its due diligence with respect to the source and chain of custody of 3TG contained in its products based on the five-step framework set forth in the Third Edition of the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (collectively, “OECD Due Diligence Guidance”)1, an internationally recognized due diligence framework. Our RCOI and diligence measures included the following:
Step 1: Establish strong company management systems
Zoetis has a team of colleagues from our Legal and Global Manufacturing and Supply functions that are part of our 3TG compliance program. This team is led by our Chief Counsel, Corporate Governance and supported by legal and internal manufacturing experts, and global and regional procurement specialists.
We have a conflict minerals policy (the “Conflict Minerals Policy”), which sets forth our position and encourages our suppliers to use SORs that are listed as Conformant (as later defined) by the Responsible Minerals Initiative (“RMI”) whenever possible. Our Conflict Minerals Policy is available to the public on the Corporate Governance section of our website at http://www.zoetis.com/our-company/corporate-governance. Information on our website is not part of this Report and is not incorporated by reference herein.
In addition to our Conflict Minerals Policy, we have a Global Human Rights Policy that sets forth our expectations for all of our colleagues and members of our supply chain globally to positively impact the protection of human rights. All Zoetis employees (including contingent workers and contractors) are required to complete an annual training on our Global Human Rights Policy, that specifically covers compliance with the Conflict Minerals Rule and the responsible sourcing of 3TG.
Furthermore, our Supplier Conduct Principles outline the various principles, including principles regarding human rights of workers, that we require all the members of our global supply chain to adhere to. Our Global Human Rights Policy and Supplier Conduct Principles are available to the public on the Corporate Governance and Suppliers sections of our website at https://www.zoetis.com/our-company/corporate-governance and https://www.zoetis.com/suppliers, respectively.
Also, we typically include a clause in any new or renewed supply contract to prohibit Zoetis suppliers from using 3TG that originates in a Covered Country in the production of a Zoetis product, or, in the alternative, requires the supplier to (i) immediately notify us of such use, (ii) provide us with a valid and verifiable certificate of origin for such 3TG and (iii) be able to demonstrate that a RCOI and due diligence process were undertaken in the preparation and delivery of such certificate of origin. We do not seek to embargo the responsible sourcing of 3TG from the Covered Countries or other conflict-affected and high-risk areas and are supportive of responsible 3TG sourcing from those countries.
Finally, we have processes in place to listen to and act on concerns expressed by employees and others about possible improper or unethical business practices or violations of laws, regulations, or Company policies, including our Conflict Minerals Policy. These serve as a grievance mechanism as contemplated by the OECD Due Diligence Guidance. Grievances can be reported by phone at (973) 822-7000 or by email at compliance@zoetis.com.
Step 2: Identify and assess risks in the supply chain
We contacted each of our in-scope suppliers explaining our disclosure obligations and requesting the completion of the then latest version of the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI. Our 3TG compliance team analyzed our suppliers’ responses, reviewed the SOR information provided in each completed CMRT, conducted follow-up inquiries, and made multiple attempts to obtain responses from suppliers who did not immediately respond to our requests.
We received responses from 100% of our in-scope suppliers. Of those responses, most provided us with data only at the “company” level, meaning with respect to their overall 3TG sourcing for all of their products, without specifying whether the 3TG or SORs disclosed were specific to our products.
The results of our RCOI and due diligence processes are discussed later in the Conflict Minerals Report under “RCOI and Due Diligence Results.”
Step 3: Design and implement a strategy to respond to identified risks
1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold 2016, available at http://www.oecd.org/daf/inv/mne/OECD-Due-Diligence-Guidance-Minerals-Edition3.pdf.

We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.
Step 4: Carry out independent third-party audit of SORs due diligence practices
In connection with our due diligence, and to assess SOR due diligence practices, we utilize and rely on the lists of SORs published by the RMI to determine which facilities identified by our direct suppliers have either undergone an audit conducted by an independent third party, or have agreed to undergo or are undergoing such an audit.
Step 5: Report annually on supply chain due diligence
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.
RCOI and Due Diligence Results
A summary of the facilities that may have been used to process the necessary 3TG, and the country of origin of the necessary 3TG if known, is contained on the attached Appendix A to this Conflict Minerals Report.
We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report.
Risk Mitigation and Future Actions
We intend to take the following steps to ensure that the 3TG in our supply chain does not originate from sources that support conflict:
1.Continue to inform our suppliers of our sourcing requirements;
2.Continue to request, on an annual basis, CMRTs from our suppliers;
3.Continue to require, on an annual basis by applicable Zoetis employees, the completion of training on human rights, mandatory compliance with the Conflict Minerals Rule and the responsible sourcing of 3TG;
4.Continue to include terms and conditions relating to 3TG sourcing in our purchase agreements;
5.Consistent with our Policy on Use of Conflict Minerals, in the event that any of our suppliers are found not to be in compliance with these objectives, we expect the supplier to take corrective action to remedy such non-compliance in a timely manner, and
6.All of these steps are in addition to the other steps that we took with respect to 2025 described earlier in this Conflict Minerals Report, which we intend to continue to take with respect to 2026 to the extent applicable.
Forward-Looking Statements
This Report contains forward-looking statements, which reflect the current views of Zoetis with respect to business plans and actions. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees of future performance or actions. Forward-looking statements are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) whether SORs and other market participants responsibly source 3TG; and (3) political, regulatory and economic developments, whether in the Covered Countries, the United States or elsewhere. If one or more of these uncertainties materialize, or if management’s underlying assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. As a result, forward-looking statements speak only as of the date on which they are made. Zoetis expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Appendix A
Suppliers in our supply chain that use necessary 3TG do so from many SORs and generally do not trace the 3TG processed by particular SORs to a particular product. Therefore, the CMRTs we received during our RCOI were typically responses at a “company” level, rather than at a product-specific level. For this reason, we cannot say with certainty that the SORs identified on the CMRTs provided by the suppliers processed the necessary 3TG contained in our products. In addition, following our due diligence process, we have not determined the country of origin of the necessary 3TG in our products processed by the foregoing SORs.
In the table below, a SOR is treated as “known” if it was included in a CMRT provided by a supplier and the SOR is listed on the Smelter Look-up list tab of the CMRT.
Facilities That May Have Processed Covered 3TG
The SOR information in the table below was provided by the suppliers in connection with our RCOI or due diligence process, as applicable. The first column indicates the known SORs that are listed as Conformant by the RMI. The second column indicates the known SORs that are listed as Active by the RMI. The third column indicates the known SORs that are listed on the Smelter Look-up list tab of the CMRT.

	Known SORs

Metal	Conformant	Active	Smelter Look Up List Only

Tin (Cassiterite)	115	0	19
Tantalum (Columbite-Tantalite or Coltan)	49	0	7
Tungsten (Wolframite)	71	0	16
Gold	197	0	9

(1) SOR status information in the table is as of May 25, 2026.
(2) "Conformant" means that a SOR is listed by the RMI as having successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. SORs that have a “re-audit in progress” are still considered to be RMAP-Conformant. Included SORs were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period. SOR status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.
(3) “Active” means that a SOR is currently engaged in the RMAP but a conformance determination has yet to be made.
(4) “Smelter Look-up List Tab Only” means that a SOR is listed on the Smelter Look-up list tab of the CMRT, but is not listed as “Conformant” or “Active.” The RMI website notes that, due to the eligibility criteria for an RMAP assessment, SORs are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.
(5) SOR status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by Zoetis.
A-1